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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)


               International Telecommunication Data Systems, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   46047F 10 4
                                 (CUSIP Number)

                                  Mark Spitzer
                                440 Michigan Road
                              New Canaan, CT 06840
                                 (203) 966-9926
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                           Kenneth E. Adelsberg, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                                February 10, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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CUSIP NO. 46047F 10 4                   13D                    PAGE 2 OF 4 PAGES


 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Mark D. Spitzer

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         N/A

 3       SEC USE ONLY


 4       SOURCE OF FUNDS

         PF

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)

         N/A

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

  NUMBER OF                7        SOLE VOTING POWER
   SHARES                                 532,502

BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY                                13,800

    EACH                   9        SOLE DISPOSITIVE POWER
   PERSON                                 532,502

    WITH                  10       SHARED DISPOSITIVE POWER
                                          13,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              546,302

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         N/A

13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

         4.1%

14       TYPE OF REPORTING PERSON

         IN



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CUSIP NO.  46047F 10 4                    13D                  PAGE 3 OF 4 PAGES

                         AMENDMENT NO. 2 TO SCHEDULE 13D

The items identified below are amended as set forth below.

Item 2.  Identity and Background.

         This Amendment No. 2 to Schedule 13D is being filed on behalf of Mark
D. Spitzer pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

         Since February 10, 1998, Mr. Spitzer has disposed of an aggregate amount of 716,600 shares of Common Stock, which number of shares reflect the Company's three-for-two stock split effected March 9, 1998. All of the sales of Common Stock by Mr. Spitzer were performed by a registered broker on the Nasdaq Stock Market. Mr. Spitzer currently intends to sell all or part of the remaining shares of Common Stock held by him, depending on market conditions. Notwithstanding the foregoing, Mr. Spitzer reserves the right to continue to hold, for an indefinite period, these shares of Common Stock. Mr. Spitzer has no other plans or proposals of the type described in Item 4.

Item 5. Interest in Securities of the Issuer.

         (a) As of April 30, 1998, Mr. Spitzer beneficially owned 546,302 shares of Common Stock, representing approximately 4.1% of the shares of Common Stock outstanding as of February 24, 1998 (adjusted to reflect the Company's three-for-two stock split effected March 9, 1998).

         (b) Mr. Spitzer has sole power to direct the vote and the disposition of 532,502 shares of Common Stock. Mr. Spitzer has the shared power to direct the vote and the disposition of 13,800 shares of Common Stock held in the name of the Mark D. Spitzer Family Foundation (the "Foundation"). Mr. Spitzer is President and Chairman of the Board of the Foundation, and in such capacities has control over the voting and disposition of the shares of Common Stock held by the Foundation.

         (c) Mr. Spitzer has not effected any transactions in shares of Common Stock during the past 60 days, other than as set forth herein.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock, except as set forth above.

         (e) Mr. Spitzer ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on April 29, 1998.


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CUSIP NO.  46047F 10 4                   13D                   PAGE 4 OF 4 PAGES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:   May 1, 1998                                    /c/ Mark D. Spitzer
                                                     ----------------------
                                                            Mark D. Spitzer